Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Skinny Flav, Inc
54 Hudson Street, 104A
FREEHOLD, NJ 07728
https://www.saucebae.com/

Up to $1,000,099.20 in Class B Common Stock at $0.60
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Skinny Flav, Inc
Address: 54 Hudson Street, 104A, FREEHOLD, NJ 07728
State of Incorporation: DE
Date Incorporated: July 21, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 25,000 shares of Class B Common Stock
Offering Maximum: $1,000,099.20 | 1,666,832 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.60
Minimum Investment Amount (per investor): $120.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

<u>Loyalty Bonus</u>

Friends and Family of Sauce Bae get 7% bonus shares

<u>EARLY BIRD Investor Perk</u>

Friends and Family Early Birds

Invest in the first 72 hours, get 10% bonus shares

Super Early Bird Bonus

Invest in the first week, get 7% bonus shares

Early Bird Bonus

Invest in the first month, get 5% bonus shares

<u>Volume-Based Perks</u>

Tier 1 Perk — Invest $500+ and receive

- 1 Jumbo Sauce Bae Tote Bag

- 1 Sauce Bae Dad Hat

- 1 Sauce Bae Vinyl Sticker

- 1 Bottle of Sauce Bae Skinny Habanero or Hotter Habanero

Tier 2 Perk — Invest $1000+ and receive

- 1 Jumbo Sauce Bae Tote Bag

- 1 Sauce Bae Dad Hat

- 2 Sauce Bae Vinyl Stickers

- 1 Bottle of Sauce Bae Skinny Habanero or Hotter Habanero

- 1 Membership to Private Sauce Bae Investor Discord

Tier 3 Perk — Invest $5,000+ and receive

- 1 Jumbo Sauce Bae Tote Bag

- 1 Sauce Bae Dad Hat

- 2 Sauce Bae Vinyl Stickers

- 1 Bottle of Sauce Bae Skinny Habanero or Hotter Habanero

- 1 Membership to Private Sauce Bae Investor Discord

- 1 Black Sauce Bae Hoodie

Tier 4 Perk — Invest $10,000+ and receive

- 4% bonus shares

- 1 Jumbo Sauce Bae Tote Bag

- 1 Sauce Bae Dad Hat

- 2 Sauce Bae Vinyl Stickers

- 1 Bottle of Sauce Bae Skinny Habanero

- 1 Bottle of Sauce Bae Hotter Habanero

- 1 Membership to Private Sauce Bae Investor Discord

- 1 Black Sauce Bae Hoodie

Tier 5 Perk — Invest $25,000+ and receive:

- 8% bonus shares

- All perks above

- Taste testing/feedback privileges for new product launches before they go live

- 6 bottles of Sauce Bae Skinny Habanero

- 6 bottles of Sauce Bae Hotter Habanero

Tier 6 Perk — Invest $50,000+ and receive:

- 10% bonus shares

- All perks above

- Founder's direct mobile phone number

Tier 7 Perk — Invest $100,000+ and receive:

14% bonus shares

- All perks above

- Case of Sauce Bae Skinny Habanero (12 bottles)

- Case of Sauce Bae Hotter Habanero (12 bottles)

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Skinny Flav, Inc. d/b/a Sauce Bae will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.60 / share, you will receive 100 shares of Class B Common Stock meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Skinny Flav, Inc. ("Skinny Flav" or the "Company"), which sells Sauce Bae, specializes in creating flavorful, all-natural, and healthy hot sauces that cater to hot sauce enthusiasts, foodies, and health-conscious consumers alike. Sauce Bae is a pineapple habanero hot sauce brand that is infused with turmeric. Our hot sauces are very low in sodium and made solely with real ingredients, avoiding the artificial preservatives and thickeners commonly found in other hot sauce brands. We source our fresh habaneros from a local farm. The original Sauce Bae recipe was created in 2017 with a simple vision - to create a better-tasting hot sauce that was healthier in every way.

Our first product officially launched in 2019, and shortly after, it was featured on Season 9 of the popular YouTube show Hot Ones, where it received numerous organic endorsements from major celebrities, racking up more than 145 Million total views to date. Sauce Bae has also earned over 1,600 reviews on Amazon and has garnered attention from prestigious publications like Forbes, CNN, and USA Today. Sauce Bae is a highly marketable name, for which we own the intellectual property.

Company Business Model

Sauce Bae follows a multi-channel business model with products available directly to consumers and through wholesale channels. Currently, we have two hot sauce flavors, both of which are carried by two of the largest national health and specialty food distributors in the country - UNFI & KeHE - and are available in over 1,000 major retail stores across the country, including retailers such as ShopRite, Harris Teeter, Acme, Safeway, Giant, and Stop & Shop. Our products are also sold online through our own website, Amazon, and Walmart.

Both flavors also come in 64 oz jugs that were specifically designed to appeal to the Direct-to-Consumer channel as well as the Food Service sector. We've also secured two major collaborations, both of which are in the pipeline, including a collaboration flavor with Brooke "Chef Bae" Baevsky, an LA-based celebrity private chef with over half a million followers across her social media platforms. She's been featured on the Food Network, including shows such as Chopped and America's Test Kitchen. The second collab is a collaboration flavor with the popular metalcore band, Memphis May Fire. They have over 1M followers across their social media platforms and over 1.3M monthly listeners on Spotify. Both deals are structured as royalty deals, and in exchange, they will promote the collaboration by leveraging their platforms, including social media, which we believe will further build brand awareness and revenue for Sauce Bae.

Company's Corporate Structure

The Company was started as Skinny Flav LLC, a New Jersey limited liability company, organized on July 21, 2016. On June 13, 2023, it redomiciled and converted to a Delaware corporation as Skinny Flav, Inc.

Sources:

Amazon Reviews: https://www.amazon.com/Sauce-Bae-Skinny-Habanero-Hot/dp/B07G7CGST5/ref=sr_1_5?crid=4V8ZO3NDDB7I&keywords=sauce+bae&qid=1690050658&sprefix=sauce+bae%2Caps%2C132&sr=8-5

Hot Ones Views: First link shows most of season 9 which currently amounts to 143.4M views for all these episodes, but please note there are were 2 episodes not shown on here that were part of the season, I linked them below this first link and those 2 additional espides amount to 2.9M views:

1) https://www.youtube.com/playlist?list=PLAzrgbu8gEMIwGmZWJLVbu0BmoEhVMQMw

2) https://www.youtube.com/watch?v=JF6qyIyoQmY

3) https://www.youtube.com/watch?v=Mc2hU_VeanE&t=246s

Forbes/CNN/USA Today:

1) https://www.forbes.com/sites/amberlovebond/2022/04/25/mothers-day-gift-guide-the-most-exciting-hot-sauces/?sh=36b7424061c8

2) https://www.cnn.com/cnn-underscored/health-fitness/hot-ones-sauce-da-bomb

3) https://www.usatoday.com/story/entertainment/dining/2021/02/23/sauce-bae-howell-hot-sauce-company/6787483002/?gnt-cfr=1

Chef Bae Followers and Accolades:

https://itschefbae.com

https://www.masslive.com/boston/2022/02/chopped-contestant-chef-brooke-baevskys-downfall-was-ice-cream-but-longmeadow-native-still-hopes-to-become-food-network-champion-one-day.html

https://www.instagram.com/chefbae/?hl=en

https://www.tiktok.com/@chefbae

Memphis May Fire Followers (for monthly listeners just look at spotify):

https://www.instagram.com/memphismayfire/

https://www.facebook.com/MemphisMayFire

Competitors and Industry

The general industry:

The hot sauce market has been on fire, experiencing rapid growth over the past decade with countless small-batch hot sauce creators jumping into the space each year. The rise in popularity of the multi-million-viewer show Hot Ones is a great testament to the industry's growth.

The emerging trend of home cooking and entertaining has also driven demand for hot sauces. The market is further driven by the increasing demand for natural and organic food products, leading to a rise in demand for hot sauces made with natural ingredients (https://www.imarcgroup.com/hot-sauce-market).

There have been some very notable acquisitions in the market that reflect the growing interest in the space. In 2017, McCormick acquired French's Mustard and Frank's RedHot sauce in a $4.2 Billion deal (https://www.bloomberg.com/news/articles/2017-07-19/mccormick-to-buy-reckitt-benckiser-s-food-unit-for-4-2-billion#xj4y7vzkg). Then in 2020, McCormick bought Cholula Hot Sauce for a Spicy $800 Million (https://www.eater.com/2020/11/24/21612760/mccormick-buys-cholula-hot-sauce-from-l-catterton-for-800-million).

The global hot sauce market size reached US$ 5.0 Billion in 2022. Looking forward, IMARC Group expects the market to reach US$ 6.8 Billion by 2028, exhibiting a growth rate (CAGR) of 5.2% during 2023-2028. (https://www.imarcgroup.com/hot-sauce-market)

Industry Players:

As a hot sauce brand, Sauce Bae competes with other hot sauce brands in the market. Some of Sauce Bae's direct competitors include popular brands such as Tabasco, Cholula, Huy Fong Sriracha, Tapatio, and Frank's RedHot.

However, Sauce Bae differentiates itself through its unique health proposition, flavor profile, and branding, which targets a younger, social media-savvy audience. In this sense, Sauce Bae also indirectly competes with other artisanal and niche hot sauce brands that appeal to a similar demographic, such as TRUFF and Yellowbird.

To delve deeper into our unique health proposition, Sauce Bae puts turmeric at the forefront of our first 2 flavors, utilizing only real ingredients in an industry where artificial thickeners and preservatives are prevalent. Notably, our hot sauces contain up to 10 times less sodium than some leading brands, making them a healthier choice for health-conscious consumers. Our dedication to healthier and more flavorful hot sauces has enabled us to secure major retail accounts and distribution partnerships swiftly. Moreover, we've achieved a remarkable presence on Amazon, achieving a #44 ranking in the hot sauce category during Prime Day this year.

Current Stage and Roadmap

Current Stage:

We are in the scaling phase of our business. Our first 2 hot sauce products are live and already available in major retail stores. The first product, formulated in late 2017, went live in 2019, and the second product went live in 2020. Since 2019, as a single-employee business, we have generated over $1M in sales from those 2 flavors alone.

Road Map:

We are planning to expand our team and significantly increase our digital marketing efforts, both organic and paid, through Meta (Facebook & Instagram) and TikTok. Additionally, we'll focus on brand partnerships to introduce new flavors to the market.

Utilizing the additional manpower and marketing efforts, our goal is to grow sales in our current retailers, expand our e-commerce channels, and enter the food service sector.

We have several new products in the pipeline, with three estimated to launch within the next 6-12 months. Two of these are collaborative hot sauce flavors with notable people, and the third item is a raw honey product with a unique twist.

The Team

Officers and Directors

Name: Kevin Erik Carbone

Kevin Erik Carbone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO, Board Director and Founder
  Dates of Service: July, 2016 - Present
  Responsibilities: Founder - I am the only employee so I wear every hat. I am currently not receiving a salary. To date, I've simply paid myself as needed, estimated at $30-$40K annually. However, should quarterly revenue consistently reach $150K then I plan to receive an $60K annual salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we

grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact

the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial

means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict

whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Competition

The hot sauce market is highly competitive, with established brands like Tabasco, Cholula, Huy Fong Sriracha, Tapatio, and Frank's RedHot. These brands have a strong presence and loyal customer base. It may be challenging for Sauce Bae to penetrate the market and gain significant market share.

Market saturation

The hot sauce market is growing, but there is a risk of saturation. As more brands enter the market, it becomes increasingly difficult to differentiate and capture consumer attention. Sauce Bae's unique health proposition and flavor profile may help, but it is essential to stay ahead of evolving consumer preferences.

Brand recognition

While Sauce Bae has gained some social proof and celebrity endorsements, building a strong brand and gaining widespread recognition takes time and effort. It may require substantial marketing investments to increase brand awareness and reach a larger audience.

Dependence on key distributors

Sauce Bae relies on major national health and specialty food distributors like UNFI and KeHE for retail distribution. Depending heavily on a few distributors can be risky, as any issues or disputes with these distributors can significantly impact sales and market reach.

Ingredient availability and cost
Sauce Bae's unique formulation includes turmeric and excludes artificial preservatives and thickeners. The availability and cost of these ingredients can be a risk factor. Any disruptions in the supply chain or significant price fluctuations could impact production costs and profit margins.

Changing consumer preferences
Consumer preferences and trends can change rapidly, and what is popular today may not be the same tomorrow. It is crucial for Sauce Bae to stay updated with market trends and adapt its offerings accordingly to meet evolving consumer demands.

Dependence on key personnel
The success of Sauce Bae is tied to the skills and expertise of key team members. If key personnel leave the company or are unable to perform their duties effectively, it could impact the company's operations and growth potential.

Regulatory compliance
The food industry is subject to various regulations and quality standards. Sauce Bae must ensure compliance with food safety regulations, labeling requirements, and other industry-specific regulations. Non-compliance can lead to fines, product recalls, and reputational damage.

Economic factors
External economic factors such as inflation, changes in consumer spending patterns, and overall market conditions can impact the demand for hot sauce products. A downturn in the economy or a decline in consumer purchasing power may affect Sauce Bae's sales and revenue.

Execution and scalability
While Sauce Bae has shown potential for growth, successfully scaling the business requires effective execution across various sales channels, managing increased production, distribution logistics, and maintaining product quality. Scaling too quickly without adequate resources and infrastructure can lead to operational challenges and compromised customer experience.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Chief Executive Officer does not currently receive a salary for his role with the Company
The CEO of Skinny Flav, Inc. d/b/a Sauce Bae (Kevin Carbone) does not currently receive a regular salary for his work, only drawing minimal funds from revenue for living expenses, estimated to be $30K-$40K annually. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, he plans to receive a CEO salary once the Company reaches the following Company benchmarks: (i) a consistent quarterly revenue of $75K, then he will continue drawing funds only as needed; (ii) a consistent quarterly revenue of $84K, then an annual salary of $50K; (iii) a consistent quarterly revenue of $120K, then an annual salary of $60K; (iv) a consistent quarterly revenue of $150K, then an annual salary of $65K.

The Company has Convertible Securities outstanding that may be triggered while the offering is live.

The Company has Convertible Notes currently outstanding for $326,618. Some of the triggers for these convertible notes are a Company Transaction or a maturity date in January 2024, either of which may be triggered during this offering. This means that some convertible notes may convert to Common Stock shares of the Company and there is a potential for additional dilution of your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the note and the Dilution notification section.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin Erik Carbone	6,000,000	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, 2022 Convertible Notes, 2022 Convertible Notes, 2022 Convertible Notes, 2022 Convertible Notes, 2022 Convertible Notes, and 2022 Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,666,832 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 6,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $15,729.00
Maturity Date: January 10, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms

Material Rights

Next Equity Financing Conversion. The next equity offering relying on Section 4(a)(2) of the Securities Act or Regulation D from which the Company receives gross proceeds of not less than

$1,000,000 USD will convert into (i) units of the Equity Securities issued in the Next Equity Financing or (ii) at the Company's election (if applicable), units of Shadow Preferred.

"Next Equity Financing" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement, in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of Section 5 of the Securities Act, from which the Company receives gross proceeds of not less than US$1,000,000.

Corporate Transaction Conversion. If a Corporate Transaction occurs first, then the note holder may elect between (a) 1.25X repayment of the note value; or (b) conversion into common stock.

"Corporate Transaction" means: (a) the closing of the sale, transfer, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; (b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock/membership interests of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock/membership interests of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or (c) the closing of the transfer (whether by merger, consolidation, or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act) of the Company's capital stock/membership interests if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

Maturity Conversion. On or after the maturity date, the note holder may elect to convert the note into shares of common stock.

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $52,384.00
Maturity Date: January 17, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms

Material Rights

Same as above Other Material Terms

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $211,540.00
Maturity Date: January 14, 2024
Interest Rate: 6.0%
Discount Rate: 30.0%
Valuation Cap: $2,800,000.00

Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms

Material Rights

Same as above Other Material Terms

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $25,897.00
Maturity Date: April 13, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms

Material Rights

Same as above Other Material Terms

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $10,601.00
Maturity Date: April 01, 2024
Interest Rate: 8.0%
Discount Rate: 30.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms

Material Rights

Same as above Other Material Terms

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $10,467.00
Maturity Date: January 24, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms

Material Rights

Same as above Other Material Terms

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $326,618.00
  Use of proceeds: The money was utilized to support our retail launches. This included slotting fees, inventory, shipper displays, and various in-store retail promotions ranging from shelf promos (TPRs), in-store demos, and other retailer specific programs. Funds were also utilized to help fund events such as the NYC Wine and Food Festival, and hire a marketing agency to optimize our Amazon listing and set up more efficient PPC campaigns on Amazon.
  Date: December 28, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 6,000,000
Use of proceeds: This was part of the conversion from an LLC to a Delaware Corp - Kevin (myself) is the sole founder so I own 100% of the cap table currently.
Date: June 13, 2023
Offering exemption relied upon: LLC Conversion to Corporation

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $216,349 compared to $355,454 in fiscal year 2022.

This substantial increase of $139,105, representing a 64% jump in revenue from 2021 to 2022, can be attributed primarily to our expanded distribution and amplified presence in the retail sector. Sauce Bae started distribution through KeHE for the first time, extending its reach to a broader base of retailers. This includes prominent players like ACME and Safeway, in addition to a variety of independent grocers nationwide. This increased footprint resulted in selling a higher volume of bottles and, consequently, boosting our total revenue.

Cost of sales

Cost of Sales for fiscal year 2021 was $65,674 compared to $158,244 in fiscal year 2022.

Cost of sales in 2022 was $158,244, an increase of approximately $92,570, from costs of $65,674 in fiscal year 2021. The increase in cost of sales was caused by the 64% increase in revenues in 2022 compared to 2021.

Gross margins

Gross margins for fiscal year 2021 were $150,675 compared to $197,210 in fiscal year 2022.

Although our gross profit in 2022 increased in comparison to 2021, our gross margins as a percentage of revenue decreased in 2022. This decrease can be attributed to several factors. The primary driver behind this shift is our strategic pivot towards wholesaling, a channel that demands a lower selling price point compared to direct-to-consumer sales. Contributing to this squeeze in margins was a promotional event with one of our retailers, wherein we sold cases at a deep discount to fund the promotion.

Moreover, in response to the supply chain disruptions caused by the pandemic, we increased our production levels to keep ahead of potential issues. This led to a surplus of 300 cases in 2022, which we sold to a discount retailer to avoid expiration. Though these cases were sold above cost, the selling price was lower than our usual wholesale price. Now that the supply chain disruptions are no longer a pressing concern, this factor is unlikely to affect future margins.

Expenses

Expenses for fiscal year 2021 were $139,567 compared to $319,578 in fiscal year 2022.

The company's expenses consist of, among other things, sales and marketing expenses, research and development expenses, and general and administrative expenses. General and administrative expenses increased from $105,343 in 2021 to $175,480 in 2022. This increase was primarily fueled by escalated shipping and freight costs, in conjunction with an upswing in slotting fees due to the acquisition of new major retail accounts. Slotting fees are a standard requirement for most large-scale retailers. Sales and marketing costs increased from $33,061 in 2021 to $142,341 in 2022, with enhanced retail support being the main driving factor. Approximately $77,000 of this increase was due to a combination of retail shelf promos, retail partner programs such as circular promotions, and in-store demos.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have recently obtained a large retail footprint, and national distribution network, both of which are crucial for a company to scale. Past cash was primarily generated through online sales. Our goal is to significantly increase our brand awareness. Sauce Bae carries a remarkably marketable brand name yet to be fully leveraged. Through a comprehensive digital marketing and PR initiative, we can boost sales within our existing retail partners and pave the way for expansion into new retail spaces. Also, by enriching our team with new talent we can expedite our progress, open the doors to untapped sales channels such as food service, and give us the resources to broaden our unique product line. Historical cash flows are not representative of what is to be expected in the future because Sauce Bae has historically been limited as a one-man team with minimal funding, in comparison to brands in similar business stages that have larger teams and more funding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June, 2023, the Company has capital resources available in the form of a line of credit for $25,000 from TD Bank, and $52,252 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support all of our retail launches. We accomplished the hard part and have obtained national distribution and over 1,000 major retail locations, but we need adequate funding to support and scale those accounts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 92% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 11 months. This is based on a current monthly burn rate of $32,267 for expenses related to advertising; $8,834, for general and administrative; $12,306, for inventory; $10,719, for R&D; $409. Our current net burn rate is roughly $7K per month, so based on our current accessible funds this would provide us with an 11-month runway.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $32,267 for expenses related to advertising; $8,834, for general and administrative; $12,306, for inventory; $10,719, for R&D; $409. Our current net burn rate is roughly $7K per month, but if we raise the maximum offering amount we would increase our burn rate significantly which is why I am giving us a 2-year runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including obtaining a larger credit line, in addition to either a future round of convertible notes or an equity round.

Indebtedness

- **Creditor:** 2022 Convertible Notes
  Amount Owed: $326,618.00
  Interest Rate: 8.0%
  Maturity Date: April 13, 2024
  Conversion Into: Common stock Conversion Trigger: The principal and unpaid accrued interest on each Note will convert: (i) automatically, upon the Company's issuance of equity securities (the "Next Equity Financing") in a single transaction, or series of related transactions, with aggregate gross proceeds to the Company of at least US$2,800,000, excluding proceeds from the issuance of any simple agreements for future equity ("SAFEs") or convertible debt (including the Notes), into (a) units of the Company's securities issued to investors in the Next Equity Financing or (b) in the event the Company issues preferred securities with a liquidation preference in the Next Equity Financing, at the Company's election, units of a shadow series of preferred securities substantially the same as the series of preferred securities issued in the Next Equity Financing, except that the per unit liquidation preference of the shadow series will be equal to the conversion price of the Notes (a "Next Equity Financing Conversion"); (ii) at the Purchaser's option, in the event of a Corporate Transaction (as defined below) while such Note remains outstanding, into units of

the Company's securities (a "Corporate Transaction Conversion"); and 5 24 1,000,000 2 (iii) at the Purchaser's option, on or after the Maturity Date while such Note remains outstanding, into units of the Company's securities (a "Maturity Conversion"). Securities, whether common stock or membership interests/units issued pursuant to the conversion of Notes will be referred to herein as "Conversion Units." Discount Rate: 20 Valuation Cap: 2800000 Other Material Rights: The convertible notes are convertible into member unit at a conversion price. The conversion price means the lesser of: (i) the product of (x) 100% less the Discount and (y) the lowest per-unit purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $3,600,000.00

Valuation Details:

Valuation Details

Skinny Flav's valuation at $3.6 Million is reflective of its unique positioning within the hot sauce market, its accomplished traction to date, and its overall growth potential. Even with only a single employee and two flavors, the Company generated net revenue of $355K in 2022 and has generated over $1M since 2019.

Furthermore, its brand has managed to secure critical distribution partnerships along with over 1,000 major retail locations, which are diversified across 6 major retail chains, giving Skinny Flav a strong foundation for scalable growth within the retail channel.

Additionally, the Company has earned substantial social proof online, boasting over 1,600 reviews on Amazon, and earning a feature in 2019's season 9 of Hot Ones which has garnered over 145M views to date. These accomplishments affirm the potential for accelerated growth within the e-commerce channel.

Product Differentiation

Skinny Flav stands out for its ability to differentiate itself through its unique product offerings, creating better-tasting, better-for-you products in the hot sauce market.

The incorporation of turmeric as a key ingredient, the use of real ingredients, and the commitment to lower sodium levels all contribute to a distinctive product portfolio that sets Sauce Bae apart in the hot sauce market. With a focus on better-tasting and better-for-you products, the Company can cross over into other categories within the condiment industry through strategic product line expansions, enabling Sauce Bae to further grow its revenue and customer base.

IP Value

One of Skinny Flav's greatest intellectual property assets is its brand name, which has been critical in building the brand's distinct identity and appeal in the market. The brand name "Sauce Bae" is highly marketable and easy to remember, adding a unique and valuable facet to the company's intangible assets.

Brand Partnerships

The Company has secured partnerships with prominent figures such as Brooke "Chef Bae" Baevsky, a Los Angeles-based celebrity private chef who boasts a robust social media following of over 500K, and the popular metalcore band Memphis May Fire, whose music reaches millions of listeners.

These partnerships not only add considerable marketing clout and customer reach but also reinforce the brand's standing in the lifestyle and entertainment sectors. Sauce Bae's unique and trendy brand name, coupled with its distinct selling propositions, has not only facilitated these exciting collaborations but also holds potential for more such alliances. This ability to align with prominent figures and brands to launch collaborative cobranded products creates an added layer of excitement and anticipation for new releases, which we expect will further propel the brand's reach and customer appeal.

Valuation Conclusion

In conclusion, we believe that these above factors combined substantiate a pre-money valuation of $3.6 Million.

By utilizing the revenue multiplier of 6x, and given our 2022 net revenue of $355K, we believe that our revenue accounts for approximately $2.1M of our $3.6M valuation, with the remaining $1.5M of our $3.6M valuation coming from a combination of our vast distribution and retail network, social proof, unique product differentiators, strategic partnerships, and marketability which stems from our intellectual property. These elements collectively fortify our brand and affirm our significant growth potential.

Disclosures

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $326,618 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,000,099.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  40.0%
  We will use 40% of the funds towards marketing efforts with a significant focus on digital marketing. Our marketing strategy will be driven by a mix of organic and paid content, predominantly on Meta (Facebook and Instagram), TikTok, and Twitter.

- *Product Development and Optimizations:*
  8.0%
  We will use 8% of the funds for market and customer research, new product development, market testing, and other brand and packaging optimizations.

- *Inventory*
  16.0%
  We will use 16% of the funds to bolster inventory of our existing products and support the stock for new product launches. This allocation will also accommodate the increased demand expected from our intensified marketing efforts.

- *Company Employment*
  12.0%
  We will use 12% of the funds to bring onboard strategic personnel to augment our growth trajectory.

- *Working Capital*
  12.0%
  We will use 13.5% of the funds to manage the costs of expanded operations, ensuring smooth day-to-day functioning of Sauce Bae.

- *Contingency Fund:*
  5.0%
  We will use 5% of the funds as a contingency reserve to capitalize on any unforeseen opportunities or cover unexpected expenses that may arise.

- *StartEngine Service Fees*
  1.5%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.saucebae.com/ (https://www.saucebae.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/saucebae

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Skinny Flav, Inc

[See attached]

SKINNY FLAV LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Skinny Flav LLC
Freehold, New Jersey

We have reviewed the accompanying financial statements of Skinny Flav LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 23, 2023
Los Angeles, California

SKINNY FLAV LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 74,920	$ 14,907
Acccounts Receivable, net	-	3,597
Inventory	47,298	21,489
Prepaids and Other Current Assets	3,500	-
Total current assets	**125,717**	**39,993**
Property and Equipment, net	6,611	1,628
Security Deposit	1,458	-
Other Assets	21,469	-
Total assets	**$ 155,256**	**$ 41,621**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 10,965	$ 14,328
Line of Credit	-	30,459
Forward Financing	-	-
Total current liabilities	**10,965**	**44,787**
Promissory Notes and Loans	-	6,102
Convertible Notes	310,000	-
Accrued Interest on Convertible Notes	16,618	-
Total liabilities	**337,582**	**50,889**
MEMBERS' EQUITY		
Members' Equity	(182,327)	(9,268)
Total Members' Equity	**(182,327)**	**(9,268)**
Total Liabilities and Members' Equity	**$ 155,256**	**$ 41,621**

See accompanying notes to financial statements.

SKINNY FLAV LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	355,454	$	216,349
Cost of Goods Sold		158,244		65,674
Gross profit		197,210		150,675
Operating expenses				
General and Administrative		175,480		105,343
Research and Development		1,757		1,163
Sales and Marketing		142,341		33,061
Total operating expenses		319,578		139,567
Operating Income/(Loss)		(122,368)		11,108
Interest Expense		17,374		174
Other Loss/(Income)		(6,102)		-
Income/(Loss) before provision for income taxes		(133,640)		10,934
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(133,640)**	**$**	**10,934**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**3,266**
Capital Distribution		(23,467)
Net income/(loss)		10,934
Balance—December 31, 2021	**$**	**(9,268)**
Capital Distribution		(39,419)
Net income/(loss)		(133,640)
Balance—December 31, 2022	**$**	**(182,327)**

See accompanying notes to financial statements.

SKINNY FLAV LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(133,640)	$	10,934
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,880		507
PPP loan Forgivness		(6,102)		
Changes in operating assets and liabilities:				
Inventory		(25,809)		(5,809)
Acccounts Receivable, net		3,597		(3,597)
Prepaids and Other Current Assets		(3,500)		-
Credit Cards		(3,363)		12,976
Security Deposit		(1,458)		-
Accrued Interest on Convertible Notes		16,618		
Other Assets		(21,469)		
Net cash provided/(used) by operating activities		**(173,246)**		**15,011**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(6,864)		(527)
Net cash provided/(used) in investing activities		**(6,864)**		**(527)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(39,419)		(23,467)
Borrowing on Promissory Notes and Loans		-		6,102
Borrowing on Convertible Notes		310,000		-
Forward Financing				(12,575)
Line of Credit		(30,459)		8,135
Net cash provided/(used) by financing activities		**240,122**		**(21,805)**
Change in cash		60,013		(7,321)
Cash—beginning of year		14,907		22,228
Cash—end of year	**$**	**74,920**	**$**	**14,907**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	756	$	174
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Skinny Flav LLC was formed on July 21, 2016 in the state of New Jersey. The financial statements of Skinny Flav LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Freehold, New Jersey.

Skinny Flav LLC is health focused food company that owns the brand, Sauce Bae. Sauce Bae is a healthy focused condiment/hot sauce brand. The original recipe was created in 2017, and since then has grown into a brand that is now available in over 1,000 major retail stores. Skinny Flav LLC is a single employee business. Sauce Bae is a pineapple habanero hot sauce brand that is infused with turmeric. Our hot sauce is also low in sodium and made with real ingredients only, so it does not contain any artificial preservatives nor thickeners which are commonly found in other hot sauce brands.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (First-in-First-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Photo / Video Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its pineapple habanero hot sauce brand.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $138,144 and $33,061, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 23, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 47,298	$ 21,489
Total Inventory	**$ 47,298**	**$ 21,489**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Loans to a certain individuals (will be compensated)	$ 3,500	$ -
Total Prepaids and other current asset	**$ 3,500**	**$ -**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Photo / Video Equipment	$ 9,401	$ 2,537
Property and Equipment, at Cost	**9,401**	**2,537**
Accumulated depreciation	(2,790)	(909)
Property and Equipment, Net	**$ 6,611**	**$ 1,628**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $1,880 and $507, respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Kevin Carbone	100.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 6,102	1.00%	5/4/2020	Forgiven in full in 2022	$ -	$ -	$ -	$ -	$ 6,102	$ 6,102
Total	$ 6,102				**$ -**	**$ -**	**$ -**	**$ -**	**$ 6,102**	**$ 6,102**

In 2022, the PPP loan was forgiven in full.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Notes	$ 15,000	5.00%	1/10/2022	1/10/2024	729	729	-	15,000	15,729	$ -	$ -	$ -	$ -	$ -
2022 Convertible Notes	$ 50,000	5.00%	1/17/2022	1/17/2024	2,384	2,384		50,000	52,384	$ -	$ -	$ -	$ -	$ -
2022 Convertible Notes	$ 200,000	6.00%	1/14/2022	1/14/2024	11,540	11,540		200,000	211,540	$ -	$ -	$ -	$ -	$ -
2022 Convertible Notes	$ 25,000	5.00%	4/13/2022	4/13/2024	897	897		25,000	25,897	$ -	$ -	$ -	$ -	$ -
2022 Convertible Notes	$ 10,000	8.00%	4/1/2022	4/1/2024	601	601		10,000	10,601	$ -	$ -	$ -	$ -	$ -
2022 Convertible Notes	$ 10,000	5.00%	1/24/2022	1/24/2024	467	467		10,000	10,467	$ -	$ -	$ -	$ -	$ -
Total	$ 310,000				$ 16,618	$ 16,618	$ -	$ 310,000	$ 326,618	$ -	$ -	$ -	$ -	$ -

The convertible notes are convertible into member unit at a conversion price. The conversion price means the lesser of: (i) the product of (x) 100% less the Discount and (y) the lowest per-unit purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 23, 2023, which is the date the financial statements were available to be issued.

The company is currently in the advanced stages of its conversion process from a Limited Liability Company (LLC) to a Delaware Corporation. The name of the converted entity shall be Skinny Flav Inc. The Corporation will be authorized to issue 8,000,000 shares of Class A Common Stock, par value $0.0001 per share and 2,000,000 shares of Class B Common Stock, par value $0.0001 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $122,368, an operating cash flow loss of $173,246, and liquid assets in cash of $74,920, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Sauce Bae is not live or open to the public at this moment.

GET A PIECE OF SAUCE BAE

Sauce Bae, the only Bae you need.

Sauce Bae is a healthy hot sauce company that provides consumers with a clean and flavorful alternative in a $5B industry. Now available in 1,000+ major retail locations, and...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SAUCE BAE

$0 Raised

Invest Now
$0.60 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$120	$3.6M

REASONS TO INVEST

- Sauce Bae is available in 1,000+ major retail locations, including ShopRite, ACME, Safeway, Stop & Shop, Harris Teeter, and more, in 2 major health food distribution channels and has been featured by Forbes and CNN.
- Our sauces aren't the only thing on fire — over $1M in sales since '19, budding partnerships with Brooke "Chef Bae" Baevsky and Memphis May Fire, and featured on the hit show Hot Ones in Season 9 (over 145M views).
- In a booming $5 Billion market, consumers are craving natural and health-focused products, and Sauce Bae delivers with our turmeric-infused, low-sodium recipe, free from artificial thickeners and additives.

THE PITCH

Better Tasting, Better For You!

At Sauce Bae, our vision is simple. We want to deliver tantalizing flavors that won't compromise your health or your budget through our premium taste and unbeatable quality. With each bottle, you're not only treating your taste buds but also supporting a healthier lifestyle. Sauce Bae is a healthy hot sauce company that is low in sodium, uses no artificial additives, and utilizes whole, clean ingredients, including turmeric, to provide consumers with a clean and flavorful alternative to a $5B industry.


THE ONLY BAE YOU NEED
Low sodium
Real ingredients only
Made with turmeric
HOTTER HABANERO HOT SAUCE
SAUCE BAE
MADE WITH TURMERIC

Behind Sauce Bae stands a true culinary pioneer — Founder Kevin Carbone. Carbone was diagnosed with ulcerative colitis at 21 and since then has been on a path toward better health. While falling in love with eating clean and turmeric, Kevin created his original Sauce Bae recipe in his parents' kitchen, and with $24,000 has single-handedly launched Sauce Bae and has grossed over $1M in lifetime sales. Sauce Bae is available in over 1,000 major retail stores across the country, including retailers such as ShopRite, Harris Teeter, ACME, Safeway, Giant, and Stop & Shop. It is also carried by UNFI & KeHE, 2 of the largest national health and specialty food distributors in the country, and is conveniently available for purchase on Amazon and our website.


Sauce Bae was started with just $24K, and has now grossed
$1+ MILLION

THE PROBLEM & OUR SOLUTION

Sauce Bae: The Healthy Hot Sauce Hero the World Deserves

We all crave a healthy, flavorful hot sauce, but, in our view, major grocery chains have failed us with their high-sodium, preservative-packed, and sugar-laden options. People deserve a solution to this burning-hot problem; enter Sauce Bae — the clean and flavorful hot sauce choice. We want Sauce Bae to be affordable for everyone. That's why as we expand into more retailers, we'll remain competitively priced, making Sauce Bae the ultimate grocery shopping companion.


A HOT SAUCE THAT'S BETTER TASTING & BETTER FOR YOU
CONTAINS UP TO
10X LESS SODIUM
THAN COMPETITORS & IS MADE WITH
TURMERIC
A SUPERFOOD

Sauce Bae brings a fresh breeze of change, tantalizing your taste buds with its unique blend of real ingredients and the mighty superfood, turmeric. Say goodbye to artificial thickeners and unwanted additives that are found in most hot sauces! With low sodium, only real ingredients, and no compromises on quality, Sauce Bae stands to become the go-to healthy choice for a hot sauce that's better tasting and better for you.


AMAZING FLAVOR
NOTHING IN THE MARKET EVEN TASTES CLOSE

THE MARKET & OUR TRACTION

A HOT $5B Market Demands Health-Conscious Choices

The hot sauce industry is a vibrant and booming arena that has captured the hearts and taste buds of millions. The global hot sauce market has already reached a staggering $5 Billion in 2022, and the forecast is burning bright. IMARC Group predicts that by 2028, the market will scorch its way to an impressive $6.8 Billion, with a scintillating growth rate of 5.2% during 2023 - 2028. Plus, with the rise of home cooking and entertaining trends, as well as the increasing demand for natural and organic food products, Sauce Bae has found its sweet spot by filling a void that no other brand has claimed: becoming the go-to healthy hot sauce. Sauce Bae's secret weapon? Turmeric, the golden ingredient that sets our flavors apart from the crowd. With no comparable options in sight, Sauce Bae has seized the opportunity to excel in a market thirsty for innovative and health-conscious choices.



REVENUE
'19 $124,371
'20 $280.020
'21 $216,349
'22 $355,454
BOTTLES SOLD
'19 23K
'20 38K
'21 50K
'22 103K

We've also secured over 1,000 major retail locations and upcoming launches, including a collaboration hot sauce with celebrity private chef Brooke "Chef Bae" Baevsky and a partnership with metalcore band Memphis May Fire.



Featured On
HOT ONES
Trevor Noah
Aubrey Plaza
Stone Cold Steve Austin
SCHoolboy Q
Juice WRLD
Kristen Bell
SAUCE BAE
TURMERIC

Sauce Bae is heating up the market with our traction, and Kevin has come a long way since creating his hot sauce in his parents' kitchen. With a star-studded appearance on season 9 of the beloved show *Hot Ones*, Sauce Bae was enjoyed by celebrities Kristen Bell, Trevor Noah, Aubrey Plaza, ScHoolboy Q, Adam DeVine, Juice WRLD, Idris Elba, Stone Cold Steve Austin, Halley Berry, and more! We've also garnered attention from prestigious publications like Forbes, CNN, Brobible, USA Today, WRAL, Hoboken Girl, and Asbury Park Press, solidifying our position in this fast-growing market. (Sources: Forbes, CNN, Brobible, USA Today, WRAL, Hoboken Girl, Asbury Park Press)


Sauce Bae on Hot Ones - Our Favorite Celebrity Reactions
Sauce Bae
AS SEEN ON
HOT ONES
01:41
vimeo

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Turn Up The Heat With Sauce Bae

With over 1,000 major retail stores already stocking our fiery delights, partnerships with industry giants UNFI and KeHE, and a mouthwatering $1 million-plus in lifetime sales, Sauce Bae is making its mark. Our Amazon reviews are sizzling at 1,600 strong, and we've even had the honor of gracing the screens of Hot Ones with 145M views, earning organic endorsements from A-list celebrities. (Source) Not to mention, our founder Kevin Carbone has been nominated for Forbes' esteemed Next 1000 list. (Source) With a successful family and friends raise of $310,000 and a StartEngine raise on the horizon, we believe Sauce Bae is on track to keep growing.


FIND US IN 1,000+ MAJOR RETAIL LOCATIONS
ShopRite
Harris Teeter
GIANT
ACME
Stop&Shop
SAFEWAY
SKINNY HABANERO HOT SAUCE
HOTTER HABANERO HOT SAUCE
SKINNY HABANERO HOT SAUCE
SAUCE BAE
MADE WITH TURMERIC

Kevin bootstrapped his way to build Sauce Bae from the ground up and has achieved substantial success alone — imagine what he can do with a sizable StartEngine raise he'll use to expand his team and manpower.

Together, we'll turn up the heat, capture the taste buds of millions, and establish Sauce Bae as the coveted champion of healthy, flavorful hot sauces. Invest in Sauce Bae today!


1,600+ Amazon reviews prove
PEOPLE LOVE SAUCE BAE
Has a great flavor with perfect heat.
William R.
Best hot sauce ever.
I absolutely love this hot sauce. You can put it on almost everything. Slight heat with great flavor!
Heather W.

So, so tasty.

I was a little skeptical about this...but HOLY CRAP BALLS BUY THIS HOT SAUCE. It is SO good. Has an amazing spice level to it that I absolutely love. You can taste the turmeric and the pineapple and it gives it a wonderful spicy/sweet flavor.

Whitley







ABOUT

HEADQUARTERS

54 Hudson Street, 104A
FREEHOLD, NJ 07728

WEBSITE

View Site

Sauce Bae is a healthy hot sauce company that provides consumers with a clean and flavorful alternative in a $5B industry. Now available in 1,000+ major retail locations, and is carried by the 2 largest national health food distributors: UNFI and KeHE, with lifetime revenue over $1M.

TEAM



Kevin Erik Carbone
CEO, CFO, Board Director and Founder

Kevin Carbone is a 32-year-old entrepreneur from the Jersey Shore with a passion for health and fitness. Kevin graduated Cum Laude from Ramapo College in 2013 with a Bachelor of Finance. After graduation, he began honing his research and analytical skills at Bloomberg, and then went on to manage the analytics department at NRG's Solar Division.

The seed for Sauce Bae was planted 11 years ago when Kevin was diagnosed with Ulcerative Colitis at age 21. This propelled him towards a health-conscious lifestyle, where he discovered the transformative power of turmeric and clean eating. Realizing a void in the market for genuinely natural, low-sodium, turmeric-infused hot sauce, Kevin created Sauce Bae's original recipe in 2017 along with all the current branding himself. Today, Kevin is committed to making Sauce Bae a household name and the preferred choice for health-conscious hot sauce enthusiasts.



Esty DelCioppo
Contributing Advisor

With over 20 years of experience in advertising, Esty Gorman DelCioppo currently works at Google as a Creative Effectiveness Lead, helping brands develop more impactful communications on Google and YouTube. Esty began her career in media at OMD before joining the Account Planning team at BBDO, where she led strategy for clients including Mars, J&J, and P&G, and later headed up the strategic team at Iris NY, for clients such as Barclaycard, Reckitt Benckiser, & Adidas. Esty also teaches Account Planning at Miami Ad School (which she also attended) and has a bachelor's degree in Political Science from Colgate University.



Jim DelCioppo
Contributing Advisor

Jim is an award-winning veteran media and communications professional with over 25 years of experience in journalism, content creation, graphic design, brand marketing, product development, and digital media strategy. He was previously a top editor at the New York Post, where he launched the paper's digital team.

TERMS

Sauce Bae

Overview

PRICE PER SHARE
$0.60

VALUATION
$3.6M

FUNDING GOAL
$15k - $1M

Breakdown

MIN INVESTMENT
$120

OFFERING TYPE
Equity

MAX INVESTMENT
$1,000,099.20

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
25,000

MAX NUMBER OF SHARES OFFERED
1,666,832

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

Friends and Family of Sauce Bae get 7% bonus shares

EARLY BIRD Investor Perk

Friends and Family Early Birds

Invest in the first 72 hours, get 10% bonus shares

Super Early Bird Bonus

Invest in the first week, get 7% bonus shares

Early Bird Bonus

Invest in the first month, get 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive

- 1 Jumbo Sauce Bae Tote Bag

- 1 Sauce Bae Dad Hat

- 1 Sauce Bae Vinyl Sticker

- 1 Bottle of Sauce Bae Skinny Habanero or Hotter Habanero

Tier 2 Perk — Invest $1000+ and receive

- 1 Jumbo Sauce Bae Tote Bag

- 1 Sauce Bae Dad Hat

- 2 Sauce Bae Vinyl Stickers

- 1 Bottle of Sauce Bae Skinny Habanero or Hotter Habanero

- 1 Membership to Private Sauce Bae Investor Discord

Tier 3 Perk — Invest $5,000+ and receive

- 1 Jumbo Sauce Bae Tote Bag

- 1 Sauce Bae Dad Hat

- 2 Sauce Bae Vinyl Stickers

- 1 Bottle of Sauce Bae Skinny Habanero or Hotter Habanero

- 1 Membership to Private Sauce Bae Investor Discord

- 1 Black Sauce Bae Hoodie

Tier 4 Perk — Invest $10,000+ and receive

- 4% bonus shares

- 1 Jumbo Sauce Bae Tote Bag

- 1 Sauce Bae Dad Hat

- 2 Sauce Bae Vinyl Stickers

- 1 Bottle of Sauce Bae Skinny Habanero

- 1 Bottle of Sauce Bae Hotter Habanero

- 1 Membership to Private Sauce Bae Investor Discord

- 1 Black Sauce Bae Hoodie

Tier 5 Perk — Invest $25,000+ and receive:

- 8% bonus shares

- All perks above

- Taste testing/feedback privileges for new product launches before they go live

- 6 bottles of Sauce Bae Skinny Habanero

- 6 bottles of Sauce Bae Hotter Habanero

Tier 6 Perk — Invest $50,000+ and receive:

- 10% bonus shares

- All perks above

- Founder's direct mobile phone number

Tier 7 Perk — Invest $100,000+ and receive:

14% bonus shares

- All perks above

- Case of Sauce Bae Skinny Habanero (12 bottles)

- Case of Sauce Bae Hotter Habanero (12 bottles)

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Skinny Flav, Inc. d/b/a Sauce Bae will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.60 / share, you will receive 100 shares of Class B Common Stock meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Sauce Bae.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Main Video</u>

Intro

Meet Sauce Bae, the all-natural, healthy hot sauce brand!

What exactly is Sauce Bae, you ask?

Well, it's a pineapple habanero hot sauce infused with the superfood, turmeric and is available in two flavors — Skinny Habanero, our mild sauce, and Hotter Habanero, our spicier version.

Unlike many hot sauces on the market, ours are very low in sodium and made ONLY with real ingredients.

Traction

Sauce Bae is already available in over 1,000 major retail locations nationwide, including ShopRite, Stop & Shop, Harris Teeter, Acme, Safeway, and Giant, and is carried by the two largest national health and specialty food distributors in the country.

We have overwhelmingly positive reviews — nearly 70% of the more than 1,600 Amazon reviewers rating it 5 Stars — and the Skinny Habanero sauce was featured on season 9 of Hot Ones, where it received organic endorsements from numerous celebrities, and has racked up over 145 million views to date.

Speaker 1: Sauce Bae! Yeah!

Speaker 2: You like that one?

Speaker 1: Yeah, it sounds like me

Speaker 3: Nice sauce, what a thoughtful sauce

Competitive Advantage

Using turmeric in hot sauce creates a complex and versatile sauce proving that mouthwatering flavor and health-focused foods go hand-in-hand.

Unlike Sauce Bae, most leading hot sauces are loaded with sodium, contain artificial ingredients, like xanthan gum, or have added sugar.

With only 20 mg of sodium per tsp, Sauce Bae has up to 10x less sodium than some leading hot sauce brands.

At Sauce Bae, we also prioritize fresh ingredients. That's why we partner exclusively with manufacturers who share our vision. Our peppers are sourced directly from a local farm just before production, ensuring the highest quality freshness.

Future Plans

We are heavily focused on expanding our health-focused product line to include lines of raw honey and adding more sauces.

Currently, we are in the process of developing a new, exclusive flavor with LA-based, celebrity private chef, Brooke "Chef Bae" Baevsky, who has over a half million followers across her social media platforms. And we also have another collaboration in development with the popular band Memphis May Fire, who boasts over 1M social media followers and over 1.3M monthly listeners on Spotify.

Why Invest

With a large, established retail presence, national distribution capabilities, a one-of-a-kind product, and a highly-marketable name that you won't forget, we believe that Sauce Bae is perfectly positioned to achieve significant growth.

What we plan on using funds for / Goal

Our goal from the start was to turn Sauce Bae into a household name. With additional capital, we believe we can make that happen. We've achieved everything to date as a single-employee business with limited financial resources – imagine what we could accomplish with additional manpower.

Invest

Don't let this Bae be the one that got away, Invest in Sauce Bae on StartEngine!

2nd Campaign Video

Kristen Bell: and this is made with turmeric

Sean Evans: Mmhmm

Kristen Bell: Mmm we're inflaming our tastebuds with hot sauce, and then the inflammation is coming from the turmeric

Sean Evans: It's a full circle

Kristen Bell: It really is, what a nice sauce what a thoughtful sauce

Sean Evans: Wing number 2?

Juice WRLD: Might as well, yellow right?

Sean Evans: It is the sauce bae wing

Juice WRLD: The what!?

Sean Evans: It's called sauce bae

Juice WRLD: Oh, I ain't know what you said it aint sound right though

Sean Evans: So

Juice WRLD: Wait wait wait wait wait, is rappers really on here crying over these?

ScHoolboy Q: Saauce Baaeee

Sean Evans: Mmhm

ScHoolboy Q: Yeeaahh (laughs)

Sean Evans: You like that one?

ScHoolboy Q: Yeahh (laughing) that sounds like me, it's straight.

Adam DeVine: Yeah this is a cutie with a booty

Trevor Noah: Oh that's some nice flavor I can taste the pineapple

Sean Evans: So you're a self described roller coaster

Stone Cold Steve Austin: I like the gradual, kind of (inaudible) (laughs) we've got several to go here, I like what you're doing here

Sean Evans: Off to a good start

Stone Cold Steve Austin: I know that there's a method to your madness and I've enjoyed watching the shows that I've watched

Sean Evans: Oh, thank you you've seen it, so you do kind of know what you're getting yourself into here?

Stone Cold Steve Austin: Absolutely

Sean Evans: So being a global icon and a national treasure, the mythology behind

Stone Cold Steve Austin: (Gives thumbs up)

Jay Pharaoh: Sauce Bae? Did you say Sauce Bae?

Sean Evans: Mmhmm

Jay Pharaoh This is good

Aubrey Plaza: Sauce Bae

Sean Evans: So on the topic of the new movie when you were growing up and working in the now defunct video store on Delaware Avenue

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.